Exhibit 2.2
TRANSITION SERVICES AGREEMENT
THIS TRANSITION SERVICES AGREEMENT (this “Agreement”) is entered into as of the 14th day of March, 2008, by and among PCTEL, Inc., a Delaware corporation (“Buyer”) and Bluewave Antenna Systems Ltd., an Alberta, Canada corporation (“Seller”). All capitalized terms used herein but not defined herein shall have the meaning set forth in the Purchase Agreement (defined below).
RECITALS
Seller and Buyer are, concurrently with the execution of this Agreement, consummating certain transactions contemplated by that certain Asset Purchase Agreement dated as of the date hereof (the “Purchase Agreement”), whereby Buyer will purchase certain assets related to Seller’s Business, all as more fully set forth in said Purchase Agreement; and
As a condition to the parties’ obligations pursuant to the Purchase Agreement, Buyer and Seller have agreed to enter into an agreement regarding transition services, under the terms and conditions set forth below.
NOW, THEREFORE, in consideration of the premises, representations, warranties, mutual covenants and agreements hereinafter set forth, and for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller hereby covenant and agree as follows:
1.	Transition Services. On the terms and subject to the conditions set forth in this Agreement, during the Transition Period, as defined below, Seller shall provide, or cause to be provided, to Buyer the transition services, Products and/or arrangements set forth on Schedule I attached hereto and made a part hereof, (collectively, the “Transition Services”) and Buyer agrees to purchase from Seller the Schedule I Transition Services at the Fees (as defined below). Seller shall use commercially reasonable efforts to insure that all Transition Services are performed in a professional and workmanlike manner, and shall perform the Transition Services with the capacity, quality, diligence and level of timeliness of delivery consistent with historical levels.
2.	Services Fees. The fees to be paid by Buyer to Seller for the Transition Services (the “Fees”) are set forth in Schedule II attached hereto and made a part hereof. Unless otherwise set forth on Schedule II, on the last day of each calendar month during the term of this Agreement, Seller shall prepare and deliver to Buyer an invoice setting forth the Fees incurred during the prior month, and, subject to the timely performance of the Transition Services in accordance with the terms of this Agreement, Buyer shall pay to Seller all undisputed amounts within thirty days of the date of each invoice. If Buyer disputes an invoice in good faith as not being in accordance with the terms of this Agreement, Buyer shall notify Seller and the parties shall endeavor to resolve the dispute.

If the parties are unable to resolve the disputed invoice, the matter shall be escalated to each party’s Chief Financial Officer for final resolution. Buyer shall have the right, at is own expense, to authorize an independent auditor reasonably acceptable to both parties to inspect those accounting records necessary to verify the accuracy of Seller’s invoices hereunder. Such inspections shall take place upon not less than ten (10) days prior written notice during Seller’s normal business hours, on a date and time mutually agreed upon by the parties and shall not unreasonably interfere with the operations of Seller.

3.	Term of Agreement. This Agreement shall commence on the Closing Date and shall terminate on the earlier to occur of (a) seventy-five (75) days, and (b) the date agreed upon by the parties (the “Transition Period”).

4.	Expiration. Upon the expiration of this Agreement, Buyer shall have ten (10) calendar days in which to remove all Purchased Fixed Assets from Seller’s premises. If requested by Buyer, Seller shall provide reasonable assistance as agreed between the parties with respect to the removal of the Purchased Fixed Assets in Seller’s possession.

5.	Access for Transition. At Buyer’s request, Seller agrees to allow Buyer reasonable access to Seller’s employees performing Transition Services during the Transition Period (the “Employees”) and access to the Purchased Fixed Assets and other assets of Buyer in Seller’s possession for the purpose of assisting Buyer in the timely transition of the Business. Seller shall not reallocate any of the Employees during the term of this Agreement without the prior written consent of Buyer. In no event shall a termination, whether involuntary or voluntary, by any Employee be deemed to alter, reduce or mitigate Seller’s obligations to provide the Transition Services in accordance with this Agreement. In the event that such Employee needs to be replaced to fulfill Seller’s obligations under this Agreement, Seller shall use reasonable efforts to replace Employee without impacting Seller’s performance of services hereunder. Without in any way limiting the obligation of Buyer under Section 2, Seller shall pay and remain responsible for all obligations, costs, expenses and any amounts payable in respect of the Transition Services set out in Schedule I hereto and the Leased Premises, and without limiting the generality of the foregoing, Seller shall be responsible for all obligations in respect of the Employees, including but not limited to, the Employees’ salaries and benefits.

6.	Condition Precedent. This Agreement is effective only upon the Closing as set forth in the Purchase Agreement.

7.	Independent Contractors. The relationship established between Seller and Buyer by this Agreement is that of vendor and vendee, and service provider and service recipient, and nothing herein contained shall be deemed to establish or otherwise create a relationship of principal and agent between the parties. Each party is an independent contractor and shall not be deemed a partner, joint venturer, franchisee, agent or representative of the other party for any purpose whatsoever. Neither party, nor any of their respective agents or employees, shall have any right or authority to assume or create any obligation of any kind, whether express or implied, on behalf of the other party to customers with respect to any of the transition services described herein. For greater certainty, Seller acknowledges and agrees that it does not have, and will not exercise or hold itself out as having any authority to enter into or conclude any contract or to undertake any commitment or obligation for, in the name of, or on behalf of Buyer.
8.	Indemnity by Seller. Seller shall indemnify, save, hold harmless and defend Buyer and its respective officers, directors, employees, consultants, and affiliates, against any and all claims, liabilities, damages losses, costs, expenses (including, but not limited to, settlements, judgments, court costs and reasonable attorney’s fees), fines and penalties arising out of the performance of the Transition Services, including without limitation, any injury or death to any person or loss or damage to any property resulting from the gross negligence or willful misconduct of Seller in connection with its performance under this Agreement or any material breach by Seller of the terms of this Agreement, and further including any and all liabilities resulting from export/custom documentation prepared by Seller.

9.	Warranty Claims. During the Transition Period, Seller shall provide warranty repair services for all Products returned under warranty whether such Products were manufactured during or prior to the Transition Period.

10.	Limitation of Liability. Except for the indemnity obligations under Paragraph 8, Seller shall not be liable to the Buyer or any other party for special, indirect, incidental or consequential damages, including but not limited to, lost revenues or profits, arising out of or related to this Agreement.

11.	Assignability. This Agreement shall inure to the benefit of, and be binding upon, the successors and assigns of all parties. Neither this Agreement nor any of the parties’ rights hereunder shall be assignable by any party hereto without the prior written consent of the other party.

12.	Governing Law. This Agreement shall be construed in accordance with the laws of the State of Illinois (without reference to the choice of law provisions of any jurisdiction).

13.	Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement will be in writing and will be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by confirmed facsimile; if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express). In each case notice will be sent to:

If to Seller, addressed to

Bluewave Antenna Systems Ltd.
12540 129 Street, Edmonton AB T5L 4R4
Attention: Rudy Dyck

Fax No.: (780) 732 7515

With a copy to:	Caron & Partners
#2100, 700 2nd Street S.W.
Calgary AB T2P 2W
Attention: Richard Gilborn Q.C.
Fax No.: (403) 237 0111

If to Buyer, addressed to:	PCTEL, Inc.
471 Brighton Drive
Bloomingdale, Illinois 60108
Attention: Jim Giacobazzi and Varda A. Goldman
Fax No.: (630) 372 6851
or to such other place and with such other copies as either party may designate as to itself by written notice to the others.

14.	Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties as to the subject matter hereof. No waivers of any provision hereof or any other change or addition to this Agreement shall have effect unless in writing and signed by the parties hereto.

15.	Force Majeure. Seller shall not be liable for any failure or delay in its performance under this Agreement to the extent such delay is due to a cause beyond its reasonable control, including without limitation, war, acts of God, earthquake, flood, fire, riot, civil disturbance, or judicial or governmental action or inaction; provided that Seller promptly (in any event within twenty-four hours) notifies Buyer of such force majeure event and uses all commercially reasonable efforts to resume performance as soon as practicable.
          IN WITNESS WHEREOF, the parties have duly executed this Transition Services Agreement as of the date first written above.

BUYER:		SELLER:

PCTEL, INC.		BLUEWAVE ANTENNA SYSTEMS LTD.

By:	/s/ Martin H. Singer	By:	/s/ Wayne McLean

Name:	Martin H. Singer	Name:	Wayne McLean

Title:	Chief Executive Officer	Title:	President

v

Schedule 1
to the
Transition Services Agreement
All capitalized terms used herein but not defined herein shall have the meaning set forth in the Asset Purchase Agreement. Unless otherwise stated herein, all Transition Services to be provided by Seller pursuant to this Schedule I shall be provided for the duration, and only for the duration, of the Transition Period.
Seller shall perform the Transition Services with at least the same levels of performance, diligence, completeness, quality, care and attention and in accordance with service standards, operating procedures and work schedules that are consistent with the practices of Seller in performing such services for the Business prior to the Closing.
Seller’s assets and other equipment (which such assets and other equipment are the subject of the Closing) shall be used solely in connection with the performance of the Transition Services and for no other purpose or business of Seller.
A.	Customer Order Processing
1.	Seller shall process customer orders for the Products (“Customer Orders”) in a manner consistent with Seller’s processing of Customer Orders prior to the Closing Date.

2.	Seller shall obtain credit applications for any new customers and transmit same to Buyer who shall review same and perform a credit check to determine credit worthiness. Seller shall provide all customer records for existing and new customers to Buyer upon Buyer’s request.

3.	Seller shall drop ship the finished Product directly to the Customer(s) on Buyer’s behalf. All shipping documents shall indicate Buyer as the seller of the Products.
B.	Inventory Management
1.	Seller shall determine whether additional raw materials will be necessary to complete Schedule I Services including fulfilling Customer Orders in a manner consistent with such services provided prior to the Closing.

2.	If materials needed to complete Schedule I Services including fulfilling Customer Orders that are not in stock, Seller shall order such materials to timely complete such Schedule I Services and Customer Orders.

3.	Seller shall coordinate and use commercially reasonable efforts to resolve any issues with suppliers in the event that such raw materials do not meet Seller’s quality approval.

C.	Production and Requirements
If Products are not available in inventory to meet the Schedule I requirements, Seller shall timely manufacture and ship within the Transition Period, such Products free and clear of any liens or encumbrances, and in a manner consistent with the production of products prior to the Closing. Buyer agrees to order and purchase for shipment during the Transition Period, at the unit prices described on Schedule II, finished goods, related accessories, piece parts and assemblies aggregating U.S. Dollars 850,000.00. Further, in the event that Buyer receives an emergency order from one or more customers, Seller agrees to work with Buyer in an effort to meet the emergency needs of such customer(s).
D.	Distribution
1.	Seller shall drop ship Products to the Customer(s) and/or to Buyer, as applicable, all in accordance with the scheduled delivery date. Seller acknowledges that time is of the essence. All shipping documents shall indicate Buyer as the seller and Seller as the exporter of record. Seller agrees to prepare all required export documentation. All Products shall be shipped EX Works Calgary. During the term of this Agreement, Seller shall obtain the required drop ship certificates from each Customer pursuant to subsection 179(2) of the Excise Tax Act (Canada). Seller shall provide copies of such certificates to Buyer within a reasonable period of time following receipt from Customers.

2.	All Products shall be packaged and shipped by Seller with such trademarks, trade names, and logos provided by Buyer to Seller (“Buyer Trademarks”). If no Buyer Trademarks have been provided to Seller, Seller shall use the labels and packaging currently used by Seller for such Products, unless otherwise directed by Buyer. No right, title or interest in or to the Buyer Trademarks is granted to Seller, and all goodwill associated with use of the Buyer Trademarks shall inure solely to the benefit of the Buyer. At no time during or after the term of this Agreement shall Seller challenge the validity or ownership of the Buyer Trademarks based in any manner on its activities related to this Agreement. In the event that finished products are packaged and shipped by Seller with Seller’s trademarks, trade names, and logos (“Seller Trademarks”), no right, title or interest in or to the Seller Trademarks is granted to Buyer except s provided in the Asset Purchase Agreement, and all goodwill associated with use of the Seller Trademarks shall inure solely to the benefit of the Seller, except as provided in the Asset Purchase Agreement. At no time during or after the term of this Agreement shall Buyer challenge the validity or ownership of the Seller Trademarks based in any manner on its activities related to this Agreement.

E.	Invoicing
1.	Seller shall invoice customers on behalf of Buyer. All invoices shall indicate Buyer as the seller. Seller shall use the form of invoice provided by Buyer from time to time, which invoice shall include Buyer’s standard terms and conditions of sale.

2.	Buyer shall be solely responsible for the collection of all customer payments arising under this Agreement.

3.	Seller shall invoice Buyer at the end of each month for shipments based upon the agreed upon price. Such price is detailed on Schedule II hereof.

4.	On the 15th and 30th of each month, Seller shall remit to Buyer any customer payments received by Seller in payment of Buyer’s account receivables.
F.	Warranty Services. During the Transition Period, Seller shall, at its expense, replace, repair, service and/or deliver all Products that are subject to any such Product warranty claims, regardless of whether the warranty applies to Products shipped before or after the Closing. To the extent Product warranty claims for Products shipped during the Transition Period exceed Seller’s 2007 run rate of warranty claims, Seller shall indemnify Buyer in accordance with Section 8 of this Agreement and Article VIII of the Purchase Agreement.

G.	Training. During the Transition Period, in order to facilitate Buyer in its manufacture of the Products after the Transition Period, Buyer may send up to four (4) of its employees (not more than two (2) at a time) to Seller’s facility to work with Seller’s staff and receive general Product and manufacturing training, including testing.

H.	Video. During the Transition Period, Seller agrees, at Buyer’s reasonable request, to make a video recording(s) of one or more manufacturing processes.

Schedule II
to the
Transition Services Agreement
Unit Price Cost
Seller shall invoice Buyer in U.S. Dollars for the manufacture of Products for Buyer following the shipment of Products as follows:
1.	For finished goods and related accessories drop-shipped by Seller on behalf of Buyer to end customers, the unit cost will be the unit price charged the end customer by Buyer, less twenty-five percent (25%);
2.	For piece parts and assemblies ordered by Buyer for its stocking purposes, the unit cost will be Seller’s standard material costs plus standard labor costs plus a ten percent (10%) mark-up. For purposes of this Agreement, standard costs shall be those in effect as of January 31, 2008;
3.	For finished goods and related accessories ordered by Buyer for its stocking purposes, the unit cost will be the weighted average unit price charged all end customers during the Transition Period (see 1 above) for that same unit, less twenty-five percent (25%).